

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 15, 2018

<u>Via E-mail</u>
Peng Yang
President and Director
Oranco, Inc.
One Liberty Plaza, Suite 2310 PMB# 21
New York, NY 10006

      Re: Oranco, Inc.
                Amendment No. 2 to Current Report on Form 8-K
                Filed October 4, 2018
                Annual Report on Form 10-K
                Filed September 28, 2018
                File No. 000-28181

Dear Mr. Yang:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 25, 2018 letter.

Certain Relationships and Related Transactions, page 25

1.   Please reconcile the amount of RMB 95,976,484 in the table on page 25 with the amounts payable to Peng Yang as discussed beneath the table for the acquisition of Sure Rich by Reliant.

Form 10-K for Fiscal Year Ended June 30, 2018

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 12

2.   Please provide a quantified discussion of your liquidity and capital resources information
        to comply with Item 303(a)(1) and (a)(2) of Regulation S-K.

Consolidated Statements of Cash Flows, page F-6

3.   We note your response to comment 3 related to your classification in your cash flow
        statement of payments made to acquire an additional 41% interest in Fenyang Jinqiang
        Wine Co., Ltd in May 2017. We also note that you acquired the remaining 8% interest in
        Fenyang Jinqiang on May 7, 2018. As it appears that you controlled Fenyang Jinqiang
        when you acquired both the additional 41% interest and the remaining 8% interest, these
        payments to noncontrolling interest holders should be reported as financing activities in
        the statement of cash flows. Please refer to ASC 230-10-45-15(a).

        You may contact Suying Li, Staff Accountant, at (202) 551-3335 or Craig Arakawa,
Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the
financial statements and related matters. Please contact Ruairi Regan, Staff Attorney, at
(202)551-3269 or Pamela Howell at (202) 551-3357 with any other questions

                                                Sincerely,

                                                /s/ Pamela Howell
                                                for

                                                John Reynolds
                                                Assistant Director
                                                Office of Beverages,
                                                Apparel and Mining

cc: George Du, Esq.
        Hunter Taubman Fischer & Li, LLC